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Alkalign

Menlo Park, CA

- **Holistic fitness concept** with two company-owned locations and two franchise studios (with tremendous growth opportunities)
- **New video subscription model** and an **integrated nutrition and wellness program** recently added to the program
- **Combined 30+ years fitness industry experience** within the Alkalign management team
- **Fitness among the <u>fastest growing industries</u>** over past 5 years
- This investment is secured by a **blanket lien on all assets** of the business ?

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Company Description

Alkalign is a fitness and wellness studio concept that first launched in 2015, just down the street from Stanford University. It expanded further and launched its first franchise location last year. In July 2017, the team formed the holding company, Alkalign Holding Company LLC, to consolidate and streamline the two business models. The company currently operates two corporate-owned studios in Silicon Valley (Menlo Park and Los Altos) and has two franchise locations (Irvine, CA and Grand Rapids, MI), and it has its sights set on new growth opportunities.





Owner Erin Paruszewski graduated from Georgetown University and immediately began a career in finance and operations. In 2009, she decided to switch careers and pursue her passion in fitness.

Erin is a "balance evangelist" and believes in a long-term, sustainable approach to health and wellness. A dancer and competitive athlete throughout her childhood, Erin had torn her ACL as a teenager. The experience not only completely altered her life trajectory, it shifted her perspective on fitness and exercise.

Erin first opened a Barre studio franchise in Menlo Park in 2009. She expanded with a second location, successfully running two studios for over 6 years. Throughout that period, she tested and iterated on the barre concept, digging into the research around new strength-building, recovery and health programs that targeted the balance and wellness goals that her students were seeking. She wanted to create an inclusive environment where students could re-train their bodies to move better and more mindfully with the ultimate goal of balanced, healthy living.

In 2015, she launched her new model and identity – Alkalign.



Alkalign's promise is to provide safe, low impact workouts that are challenging and highly effective. It's "beyond the barre." The philosophy of the studio is centered around a holistic view of training that is community-driven but also tailored to personal needs. Classes focus on core strength, balance, flexibility and mobility. Personalized nutrition and lifestyle coaching, fitness apparel, and mobile video solutions that fit her students' lifestyles have been rolled out to round out the studio's offerings.

Even beyond the exercise itself, the studio is built on a physical foundation of green living. The Menlo Park studio was awarded an "Environmental Quality Award" by the City of Menlo Park for its use of organic, sustainable materials in the construction of the space. Further, everything from the cleaning supplies used to the hand soap in the bathroom is toxin-free and organic, consistent with the company's mission.

Alkalign's clear vision and comprehensive solution was met with interest and demand from other studios, and potential owners began approaching Erin about bringing the concept elsewhere. By the end of 2016, the first franchise location was opened in Irvine, CA and the second began in Grand Rapids, MI.



The management team at Alkalign has over 30 years of fitness experience combined. Its track record includes the successful operation, expansion and required training involved in scaling the business.

Alkalign aims to become the #1 holistic boutique fitness and wellness brand nationwide by 2025. Through this offering, the business aims to strengthen its infrastructure and support further expansion with franchisees across the country within the next year.

Key Terms

Issuer	Alkalign Holding Company, LLC
Securities	Term Notes
Offering Amount	Minimum of $50,000 to maximum $100,000
Interest Rate ?	**12.5%**
Payments ?	**Monthly**
Maturity ?	**42 Months**
Security Interest ?	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%.** Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

Funds raised from this offering will be put towards building the infrastructure around the brand, operations and processes for Alkalign to expand its franchise model.

Funds raised beyond the minimum goal will be put towards the other verticals within the business. Alkalign will further develop programs for instructor training, its Nourish line of nutrition products, and its subscription video service.

Total Payment Calculator

Principal	Interest Rate*	Term	Total Payment*
$100 ▾	12.5%	42 months	$124



* Payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is a mathematical illustration only and may not reflect actual performance. It does not take into account NextSeed fees of 1% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD
First 50 investors who invest $1,000 or more will receive an additional $25 gift card to any Alkalign studio

Invest $500 or more
- $50 gift card to Alkalign

Invest $1000 or more
- $100 gift card to Alkalign

Invest $2,500 or more
- 1 month unlimited membership to Alkalign

Invest $5,000 or more

- **An annual membership to Alkalign Anywhere**
- 1 month unlimited membership at Alkalign

Invest $10,000 or more

- **An Alkalign swap bag**
- An annual membership to Alkalign Anywhere
- 1 month unlimited membership at Alkalign



Business Model

The strength of Alkalign's community starts with its group of highly trained instructors. Every instructor undergoes 200 hours of training in areas ranging from functional mechanics to anatomy to injuries and modifications. The training empowers them to work with a range of clients with varying needs and training objectives. This foundation of knowledge and culture of warmth and holistic care is what sets Alkalign apart.

Alkalign's current business is primarily driven by studio classes and memberships, and additional streams of revenue come from Alkalign Anywhere (video subscription), Nourish (nutrition and wellness coaching program), and Alkalign's branded apparel.





Alkalign's class offerings include varying levels of training and intensity. Classes include:

- **Barre Align** (Alkalign's signature class on balance and flexibility)
- **Cardio Align** (a High Intensity Interval Training program)
- **Barre Express** (a condensed 45-minute class)
- **Recharge** (emphasizing stretches and massage)
- **Cardio + Recharge**
- **Express + Recharge**

Students can purchase classes a la carte, or they can buy various class packages and monthly subscriptions. An annual Core+ membership gives students discounted rates throughout the year, including benefits for family members and discounts on different products.

The team has launched new verticals for the Alkalign brand, some more recently unveiled with additional opportunities in several new areas.

- Nourish (launched in 2016, this is Alkalign's seasonal nutrition and health coaching program)
- Alkalign Anywhere (launched in 2016, allows members to subscribe to online videos and train remotely)
- Branded retail includes apparel and accessories, currently only found in-studio
- Additional opportunities include new training programs, Alkalign Café (selling juices and healthy snacks) in each studio, Alkalign packaged food, and flagship health and wellness centers in select markets



The business has built a strong base with close to 2,000 active clients and over 200 Core+ Members. Alkalign Anywhere has organically generated over 100+ online subscribers.

For Alkalign Franchising, new owners pay a franchise fee per studio plus monthly royalties and monthly marketing fees.

The focus for expansion is in secondary and tertiary markets, outside of highly competitive cities, as well as internationally. The opportunity for growth is greater, and the demand for this concept can be found globally.

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Location Analysis

Alkalign currently has four existing locations, including two corporate-owned studios and two franchise studios.

The two corporate-owned studios are located in the San Francisco Bay Area:

- **Menlo Park:** 3528 Alameda de Las Pulgas, Menlo Park, CA 94025
- **Los Altos:** 249 1st Street, Los Altos, CA 94022

The franchise locations are found in the Los Angeles Metro area and in the greater Grand Rapids, MI area:

- **Irvine:** 6286 Irvine Blvd, Irvine, CA 92620
- **Grand Rapids:** 523 ADA Drive SE Ste 101, ADA, MI 49301

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Leadership



Erin Paruszewski, *Founder & CEO*
Erin is the founder of Alkalign Studios and is as passionate about business as she is about health and wellness. Erin brings nearly 20 years of experience in investment banking, corporate finance, marketing, product development and Six Sigma project management and studio management to her role.

Prior to launching Alkalign, Erin owned and operated two barre studios as a franchisee. Over the course of six years, Erin identified the needs of her clientele, how her studios were delivering effectively, and where her programs were lacking. That experience coupled with her vision and business acumen led to the creation of Alkalign.

Erin is a graduate of Georgetown University.



Lizzie Hammerman, *Program Innovation & Franchise Development*
Lizzie joined the Alkalign corporate team at its inception in 2015 as a co-director of innovation, responsible for evolving Alkalign's class offerings.

Since then, Lizzie's role has expanded to include Franchise Development and Operations. She is excited to work with the corporate team and prospective and current Alkalign Studios franchise owners to provide them with a smooth, turnkey start-up and operational experience.

Lizzie received a BS and an MS in Chemical Engineering from Stanford University and gave up her full-time engineering career to expand her role with the Alkalign corporate team. She has found immense satisfaction in her day-to-day interactions with Alkalign's amazing family and wants to bring that experience to communities everywhere.



Marijane Leonard, *Corporate Communications Manager*

An editor and writer, Marijane supervises the execution of all Alkalign communications. She has a degree from the University of Missouri School of Journalism and has worked in corporate and education publishing as well as with startups, small businesses, and individual authors for the past eight years. Marijane took her first barre class at the Menlo Park studio in 2010 and has been a member of the family ever since.

In her role as Corporate Communications Manager, she is delighted to be able to unite her editorial experience with her passion for Alkalign. Working alongside smart, driven individuals to advance Alkalign's vision for health and wellness brings Marijane great satisfaction.

History

⭐ **March 2009**
Erin opened first barre studio (franchise) in Menlo Park, CA

⭐ **December 2009**
Opened second barre studio in Los Altos, CA

⭐ **April 2015**
Alkalign is launched! Rebranded the concept at both studios

⭐ **March 2016**
First franchisee opens location in Irvine, CA

⭐ **April 2016**
Alkalign Anywhere video service kicked off

⭐ **June 2016**

Nourish program launched

⭐ **March 2017**

Second franchisee opens location in Grand Rapids, MI

⭐ **July 2017**

Alkalign Holding Company LLC created to consolidate and streamline the corporate and franchising business models

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